

PRESEARCH

The Fair and Fearless Search Engine Built for a Changing World

Highlights

VC-Backed

Raised $250K or more from a venture firm

1. 12M searches/month, 390K monthly users, ready to scale.

2. Huge Initiatives Launching: Proprietary Search Engine, Private Search API, Web3-Native Features

3. $750K in projected 2025 revenue from diverse, recurring, and one-time sources (not guaranteed).

4 Unparalleled Hyper Privacy: Virtually impossible to profile you — no tracking, no data collection

5 40,000+ Community Nodes: Every search is anonymized and routed through a decentralized network

6 Decentralized AI with uncensored, unbiased results

Team

 **40,000+ community operators** Community running 40,000+ decentralized nodes

Providing decentralized anonymous fast private search

 **Tim Enneking** CEO

Founder and investment manager for one of the world's first private funds focused on cryptocurrencies, and also has completed more than 70 M&A transactions with an aggregate transaction value of over US $12 billion.

in

 **Jeff Hunt** Chief Product Officer

Founder of Scout -- a search engine for schools-- Jeff Hunt is an engineer and former Googler and serial entrepreneur including building and selling wide area wireless ISP's in Africa, India, and Texas.

in

 **Mark Torelli** Chief Financial Officer

Mark Torelli is a seasoned finance director with 14 years of experience building and scaling finance operations.

in

Brandon Tacon RD & Product Innovation Lead



Brenden Tacon BD & Product Innovation Lead

Brenden's operations expertise from the hedge fund space fuels his role at Presearch, where he drives business development, operations, copywriting, and product innovation—balancing strategy, execution, and creative problem-solving in Web3 & Search.





Jersey Hays Digital Marketing Manager

Jersey Hays is a results-driven digital marketer with expertise in recruitment, affiliate marketing, and brand strategy. At Presearch, she manages social media growth, content creation, and cross-platform engagement to drive user acquisition.



Todd Enneking Project manager

Todd Enneking has over 40 years of experience in software development, information and physical security best practices, AML compliance, sales and marketing, and executive management.



Joshua Paul Barnhard Data Scientist



Luís Dalmolin Lead Developer



Luis Güette Developer



Jeremiasz Klopot Developer

 Kelvin Ngunyi Developer

in

 Tijn Hoorneman AI Developer

 Raja Stealth AI developer

 Chris Huse VP, Global Sales

 Irvine Madula Sales

 John Ricker User Acquisitions

 Sam Mbaki Content coordinator

 Vladimír Klimo Community relations

 Darwin Ortega Community relations


Moises Correa Community relations


Dua Farooq Graphic designer

in


Leona Lai Graphic Artist

Invest in the Search Revolution 📈 Presearch Poised to Massively Expand



Escape the Filter Bubble. Break Out of the Matrix. Disrupt the Echo Chamber. Take Back Your Search.

Traditional Search Engines Are Under Attack!

🔒As search engine monopolies lose market share, users are turning to alternatives that put them in control—disrupting one of the largest revenue streams in tech, Search Engine Marketing (SEM).

▪ DuckDuckGo claims they won't sell your data, **Presearch doesn't even have your data!**

▪ The world is rapidly shifting to a more privacy-centric, unbiased online experience.

▪ Global regulatory and anti-trust issues are clamping down hard to reduce the choke point for access to the world's information

▪ Search engine monopolies inflate ad costs by limiting competition, reducing ROI for advertisers and driving up prices for consumers.

▪ Users are increasingly wary of their personal data being harvested, exploited, stored, and sold without consent.


Presearch
INVEST IN PRESEARCH EQUITY ON WEFUNDER
Your privacy. Our priority.
INVEST IN PRESEARCH
FOR AS LITTLE AS $250 AND
WATCH IT GROW!


About
Privacy
Add Presearch to Chrome
Wefunder Campaign [Ad]
Join the Waitlist Now

Presearch Background Takeover Ad Unit

How Presearch Works


Stop Google Tracking! How to Search Privately with Presearch
Presearch
gy
Search Your Favorite Provider Sites
Watch on YouTube

Presearch is a private, decentralized search engine that doesn't track, profile, or manipulate your search results. Because we don't collect your data, you get search results that reflect exactly what you're looking for.

You can use it right now by going to Presearch.com and enjoy a private browsing experience on the web. Presearch can be set as your default search engine, as well as accessed through browser extensions.

With Presearch search results are organic, unbiased, and truly what you search. You're not drowning in low quality results and commercials.

You can search anonymously without location tracking or personalized ads.

Presearch's meta search lets you search across platforms like YouTube, Pinterest, or DuckDuckGo from one place.

Optional AI answers are provided without using your personal data.

More upgrades include PreGPT Pro (a private AI chatbot) and ad-free search, all while keeping your privacy intact.

Unlike other engines, Presearch doesn't inject ads into your results or track your location. If an affiliate result appears, it's part of a result you would have seen anyway; exactly what you were searching for.

Presearch's Frontier AI Positioning

As the landscape of search changes at a rapid pace, Presearch will be at the center of it all.

Did you know that there's content that other search engines intentionally suppress? As AI crawls the internet, there's pockets of human content and certain information that is never touched.

We're working on solutions to provide AI agents with privacy-aligned data in verticals that only Presearch can provide first.

Presearch will be the go-to source for businesses looking to have AI agents crawl this kind of information.

Let's Talk Numbers⚙️


Presearch Network Status
Total
38,902
Mainnet + Testnet
Testnet
390
testnet
North America
3,752
na-us-1
10,197
na-us-2
Europe
21,016
eu-de-1
Asia
3,547
as-sg-1
Nodes on Mainnet



Presearch Network Status Map: network.presearch.com

🔍Searches/month: 13+ Million

🔥 Monthly Active Users (MAU): 150,000+

🌐Active Nodes: 38,902

⏳Average User Duration: 8.5 Minutes - *Above-average duration indicates deeper engagement.*

Presearch Revenue Projection

Where Presearch fits in the Competitive Landscape, Estimated Valuation Comps:

🪙DuckDuckGo: $1,000,000,000

🪙Brave: $979,590,000

🪙You.com: $800,000,000

💎 **PRESEARCH: $15,000,000**



Alternative Search Market Landscape

Presearch Set for Major Growth🌱

Presearch is not just growing; it's leading the way in redefining how users search and interact with information online, setting new standards for privacy and decentralization in the digital world.

In today's digital landscape, where self-reinforcing content reigns supreme and clickbait misinformation is rampant, it's easy to find ourselves trapped in an echo chamber seemingly of our own making. The content we end up consuming is often heavy on idealism and light on facts, dangerously limiting perspectives, stifling innovation, exacerbating unnecessary tensions and hindering our ability to understand the world from multiple viewpoints.

Given that search is one of the most fundamental activities on the internet, this issue cannot be ignored, and one thing is clear: the integrity of our search results has never been more crucial!

Use of Proceeds – Immediate Wins

1️⃣ **Expand User base/Retention Initiatives:** Onboard a CMO to execute a targeted user acquisition strategy through influencer partnerships, earned media, strategic ad spend and gamification techniques like flash bonuses and engagement contests.

2️⃣ **Expand Advertisers:** Hire a Sales executive accelerate ad partner growth and drive revenue. Enhance advertiser tools: Building on our existing ad server with a more robust self-serve portal, advanced analytics, and improved campaign and keyword ad management.

3️⃣ **Enhance AI Integration:** Implement AI-driven result summarization, introduce an interactive feature within our existing AI Smart Results and enhance PreGPT II with additional features.

4️⃣ **UI/UX Enhancements:** Tradingview API, Translate, Cloudflare, Travel widget, responsive and motion enabled ad graphics, balanced news feed among many others.

5️⃣ **Scale Scout & Launch Crowdranking:** Prepare Scout for expansion in the Ed-Tech space while integrating the Crowdranking feature into Presearch.

6️⃣ **Design and Build Proprietary, AI-first Decentralized Search Engine.**



Become Part of the Search!

Then What Happens...A Virtuous Circle🔄

With over 450K daily searches and 150K monthly active users, Presearch is already making a significant impact. The platform is nearing profitability, with market valuation expected to surpass the asking price by year-end and projected to surge in 2026.

Company Exit Strategy

Acquisition by another search engine (consolidation; had one serious inquiry)

Acquisition by another internet player (vertical/horizontal integration)

Acquisition by a financial institution (sale of cash-flow; had one serious inquiry)

Acquisition by a financial institution (sale of cash-flow; had one serious inquiry)

IPO

Proven Market Validation & Industry Endorsements

✅ Presearch already made its first acquisition, of Scout.click to expand into the Ed-Tech space as well as employ their unparalleled crowdranking model and AI summarization technology, read more here in Business Insider.

✅ Accepted into the Nvidia Inception Innovation Program, read our Press Release here.

✅ Rated Best Web3 search engine by PC Magazine.


SCOUT
THE SAFE SEARCH SOLUTION FOR SCHOOLS
Are you a teacher, student, or school interested in Scout? Contact us for details.
GET INVOLVED TODAY
SCIENCE
BIOLOGY

Presearch's first acquisition opens the door to ed-tech and enterprise B2B opportunities, advancing crowdranking and privacy-first search in education.

Your Investment, Your Impact🌍

💡Imagine a search engine where results can't be manipulated by a single entity and you could search in peace **with total anonymity,** free of tracking abuse and filter bubbles. **In a world where privacy is a luxury, Presearch emerges as a beacon of hope.**

Embrace the future of searching with Presearch—where privacy meets cutting-edge technology, and every search is a step towards a more secure digital world.

With your support, we can ignite a powerful network-driven growth loop. Invest in Presearch and discover the difference for yourself!

International Investors also welcome! Here is Wefunder's international investor guide and if you have any issues, or if you need any further help please let us know in the *Ask a question Tab* above!

Presearch.com, Inc. formed in Delaware in 2023. Click here to check out our roadmap.



Start Searching Here: https://presearch.com/